

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2023

Oleg Grodnensky
Chief Operating Officer and Chief Financial Officer
Priveterra Acquisition Corp.
300 SE 2nd Street, Suite 660
Fort Lauderdale, FL 33301

> **Re: Priveterra Acquisition Corp.**
> **Registration Statement on Form S-4 Amendment No. 2**
> **Filed March 10, 2023**
> **File No. 333-269006**

Dear Oleg Grodnensky:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 27, 2023 letter.

Amendment No. 2 on Form S-4 filed March 10, 2023

Financial Statements of Priveterra Acquisition Corp.
Note 6. Commitments and Contingencies, page F-17

1. You disclose here that in November 2022 you recognized a gain of $3,767,400 in relation to the waiver of the deferred underwriter fee allocated to the underwriter in the accompanying consolidated financial statements. You also disclose that an additional deferred fee of $4,636,800 was waived on January 23, 2023. Your disclosures on page F-11 appear to indicate that your deferred underwriting costs were originally charged to temporary equity or the consolidated statement of operations based on the relative value of the Public warrants. Please address the following regarding the waiver of these deferred underwriting fees:

- Tell us how you determined that reporting the waiver of these fees as a gain on your statement of operations is appropriate. Identify the guidance on which you relied.
- Tell how you determined that some or all of the waived fees should be reported as an adjustment to equity rather than a gain.
- Tell us the extent to which the deferred underwriting fees that were subsequently waived were originally recorded as equity or on your statement of operations.
- Tell us how you considered the guidance of ASC 420-10-40-1 in your determination of how to account for and report the waiver of these fees.

You may contact Tracie Mariner at 202-551-3744 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Cindy Polynice at 202-551-8707 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: W. Soren Kreider IV, Esq.